Via Facsimile and U.S. Mail
Mail Stop 6010
								November 23, 2005

Mr. Terry M. Deru
President and Director
Prime Resource, Inc.
1245 East Brickyard Road
Suite 590
Salt Lake City, UT  84106

Re:	Prime Resource, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-QSB for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 333-88480

Dear Mr. Deru:

      We have reviewed your November 15, 2005 response letter to our
November 3, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We acknowledge your response to our previous comment one. As it appears that you have not previously amended the filings under review, please specifically indicate on each proposed amendment that this is "Amendment No. 1" as required by Rule 12b-15 of the Exchange
Act.


Form 10-KSB/A for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 18

2. Please disclose whether your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. We are requesting this disclosure to clarify whether the objective for the design of the disclosure controls and procedures is consistent with your principal executive officer`s and principal financial officer`s conclusion that your disclosure controls and procedures are not effective at that "reasonable assurance" level. Please revise your disclosure in your
2005 Forms 10-QSB, accordingly.

3. Please revise your disclosure added in response to our previous comment eight to specifically disclose the changes made in internal controls over financial reporting during the period required by Rule
308(c) of Regulation S-B. Please note that you may continue to disclose the subsequent steps that you have taken to address your identified ineffective controls, but you must specifically disclose any changes made during the period of the report. Please revise your disclosure in your 2005 Forms10-QSB, accordingly.

Exhibits 31, pages 30 and 33

4. Please revise your certifications provided in response to our previous comment nine to:
* specifically add the "A" reference to the reports covered by the certifications indicating that these reports are amendments; and
* currently date your revised certifications when you file your amendments.

Please revise your 2005 Forms 10-QSB certifications, accordingly.

Exhibit 32, page 36

5. Please revise your certification to refer to the report on Form 10-KSB/A and not a Quarterly Report. Please revise the certifications in your amendments to the 2005 Forms 10-QSB to refer to the proper report.


Form 10-QSB/A for the six months ended June 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation, page F- 9

Plan of Operations, page F-9

6. Please expand your disclosure added in response to our previous comment 13 to specifically indicate that commission expenses and employee costs as a percentage of revenues are increasing for the reasons you enumerate. Please revise your September 30, 2005 Form 10-QSB accordingly.

Form 10-QSB/A for the nine months ended September 30, 2005

Item 1. Financial Statements

Notes to Financial Statements

Note 3. Short-term note receivable

7. Please revise your disclosure to be consistent with the disclosure you added to your June 30, 2005 Form 10-QSB/A in response to our previous comment 11.

Item 3. Controls and Procedures

8. Please revise your disclosure to be consistent with your conclusion to our previous comment eight. Otherwise, please explain to us how you can conclude that your disclosure controls and procedures were effective at September 30, 2005 when you apparently did not take remedial actions until November 2005.


*    *    *    *

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March
31, 2005, June 30, 2005 and September 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


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Mr. Terry M. Deru
Prime Resource, Inc.
November 23, 2005
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